Endeavour Silver Reports 2015 Financial Results; Conference Call at 10am PST (1pm EST) on March 4, 2016

VANCOUVER, BC -- (Marketwired - March 04, 2016) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces financial results for the year ended December 31, 2015 for its three underground silver-gold mines in Mexico: the Guanacevi mine in Durango state, and the Bolanitos and El Cubo mines in Guanajuato state.

The complete financial statements and Management's Discussion & Analysis can be viewed on the Company's website, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All shareholders can receive a hard copy of the Company's complete audited financial statements free of charge upon request. All amounts are reported in US$.

Highlights of Fiscal 2015 (Compared to Fiscal 2014)

Financial

--  Net loss of $149.9 million ($1.47 per share) which includes a $134.0 million impairment of the El Cubo and Bolanitos mines, compared to a loss in 2014 of $74.5 million ($0.74 per share) which included an $83.0 million impairment of El Cubo
--  Adjusted loss(1) reduced 35% to $11.2 million ($0.11 loss per share)
    compared to adjusted loss of $17.2 million ($0.17 per share)
--  EBITDA(1) decreased 20% to $34.1 million
--  Cash flow from operations before working capital changes increased 20%
    to $35.2 million
--  Mine operating cash flow(1) decreased 18% to $57.7 million
--  Revenue decreased 7% to $183.6 million
--  Realized silver price decreased 16% to $15.79 per ounce (oz) sold
    (consistent with 2015 average spot price)
--  Realized gold price decreased 10% to $1,148 per oz sold (consistent with
    2015 average spot price)
--  Cash costs(1) beat guidance, increased 1% to $8.39 per oz silver payable
    (net of gold credits)
--  All-in sustaining costs beat guidance, decreased 7% to $15.62 per oz silver payable (net of gold credits)
--  Bullion inventory at year-end of 121,913 oz silver and 317 oz gold
--  Concentrate inventory at year-end of 72,583 oz silver and 967 oz gold
--  Cash and equivalents decreased 34% to $20.4 million at year-end compared to $31.0 million
--  Working capital decreased 19% to $17.2 million at year end compared to
    $21.2 million
--  Draw on line of credit reduced 24% to $22 million at year end compared to $29 million
--  Subsequent to year-end, amended line of credit facility to a $20 million term loan amortized over two years
--  Subsequent to year-end, raised $5.5 million in equity financing through an ATM facility to augment working capital and fund growth projects including Terronera exploration and engineering

Operations

--  Silver production beat guidance, flat year-on-year at 7,178,666 oz
--  Gold production met guidance, decreased 5% to 59,990 oz
--  Silver equivalent production was 11.4 million oz (at a 70:1 silver: gold ratio)
--  Silver ounces sold totaled 7,301,698 oz
--  Gold ounces sold totaled 59,450 oz
--  Completed mine expansion at El Cubo to 2,200 tonnes per day
--  Developed ramp access and increased production from the LL-Asuncion orebody at Bolanitos
--  Extended Santa Cruz and Porvenir Centro orebodies at Guanacevi
--  Infilled and extended ore zone and mapped other prospective veins at the
    Terronera project
--  Published a preliminary economic assessment with positive economics for
    Terronera
--  Received "Socially Responsible Company" awards for all three mines

Highlights of Fourth Quarter 2015 (Compared to Fourth Quarter 2014)

Financial

--  Net loss of $136.2 million ($1.33 per share) which includes a $134.0 million impairment of the El Cubo and Bolanitos mines compared to a loss of $66.9 million ($0.67 per share) which included an $83.0 million impairment of El Cubo
--  Adjusted loss of $2.2 million ($0.02 per share) compared to adjusted loss of $11.0 million ($0.11 per share)
--  EBITDA(1) decreased 29% to $5.5 million
--  Cash flow from operations before working capital changes increased 207%
    to $5.7 million
--  Revenue decreased 12% to $42.7 million on 1,682,572 silver oz sold and
    15,255 gold oz sold
--  Realized silver price decreased 8% to $14.93 per oz sold (consistent with Q4 average spot price)
--  Realized gold price decreased 7% to $1,105 per oz sold (consistent with
    Q4 average spot price)
--  Cash costs(1) increased 17% to $9.76 per oz silver payable (net of gold credits)
--  All-in sustaining costs increased 13% to $17.33 per oz silver payable
    (net of gold credits)
--  Prior to year-end, raised $1.1 million in equity financing through an
    ATM facility

Operations

--  Silver production decreased 14% to 1,732,765 oz
--  Gold production increased 2% to 15,433 oz
--  Silver equivalent production was 2.8 million oz (at a 70:1 silver: gold ratio)
--  Silver ounces sold totaled 1,682,572 oz
--  Gold ounces sold totaled 15,255 oz

(1) Adjusted earnings, mine operating cash flow, EBITDA and cash costs are non-IFRS measures. Please refer to the definitions in the Company's Management Discussion & Analysis.

Endeavour CEO Bradford Cooke stated: "We delivered another solid year of operating performance in 2015, beating our guidance for silver production, cash costs and all-in sustaining costs and meeting our gold production guidance. Guanacevi continued to perform better than plan and the completion of the Phase two mine expansion from 1,500 tpd to 2,200 tpd at El Cubo was a significant accomplishment.

"As a result, Guanacevi and Bolanitos continued to generate free cash flow and we reduced the operating losses at El Cubo in 2015 by improving the productivity of each of our mines and reducing all-in sustaining costs for the third consecutive year. Our strong operating cash flow allowed us to reduce the line of credit and we converted the balance to a two-year term loan subsequent to year-end.

"Each mine is focused on minimizing all-in sustaining costs and improving after-tax free cash flow this year so we plan lower production in 2016. For El Cubo, that means we have suspended further investments on exploration and development until metal prices recover, so production will decline through the year until the mine goes on care and maintenance in the fourth quarter. At the other two mines, we are evaluating opportunities to further enhance their upside potential.

"In 2016, we plan to continue aggressively exploring and engineering the exciting new Terronera project to make the proposed mine bigger and better and significantly enhance its economics at current metal prices. We will also continue to focus on M&A opportunities to take advantage of these low metal prices and acquire accretive new mines and/or development projects."

Financial Results (Consolidated Statement of Operations appended below)

For the year ended December 31, 2015, the Company generated revenue totaling $183.5 million (2014 - $196.9 million). During the year, the Company sold 7,301,698 oz silver and 59,450 oz gold at realized prices of $15.79 and $1,148 per oz respectively, compared to sales of 6,539,686 oz silver and 58,323 oz gold at realized prices of $18.76 and $1,273 per oz respectively in 2014.

After cost of sales of $166.8 million (2014 - $182.6 million), mine operating earnings amounted to $16.7 million (2014 - $14.3 million) from mining and milling operations in Mexico.

Excluding depreciation and depletion of $40.3 million (2014 - $54.3 million), stock-based compensation of $0.4 million (2014 - $0.5 million), and a write-down of inventory of $0.2 million (2014 - $1.3 million), mine operating cash flow before taxes was $57.7 million (2014 - $70.5 million) in 2015. Operating loss was $131.3 million (2014 - $91.5 million) driven by impairment charges of $134.0 million on the El Cubo and Bolanitos mines (2014 - $83.0 million at El Cubo).

At December 31, 2015, the Company determined there were indicators of potential impairment of its producing mineral properties, including the sustained decline in precious metal prices. The net after-tax impairment totaled $137.0 million related to the carrying value of the El Cubo and Bolanitos mines.

Excluding the net impairment charges, the adjusted loss was $11.2 million ($0.11 per share) compared to adjusted loss of $17.2 million ($0.17 per share) in 2015. The drop in precious metal prices was partly offset by reduced direct production costs, the depreciation of the Mexican peso and the reduction of finished goods inventories which reduced the Company's loss year over year.

Consolidated direct operating costs fell 17% or $16 per tonne to $80.14 per tonne due to the depreciation of the Mexican peso, economies of scale achieved at El Cubo, and improved productivities. Cash costs per oz, net of gold by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, rose 1% to $8.39 per oz of payable silver compared to $8.31 per oz in 2014, and all-in sustaining costs fell 7%. The lower operating costs were partly offset by lower ore grades and lower gold credits.

The Company invested a total of $37.6 million in property, plant and equipment during 2015. Of this, $20.9 million was invested at El Cubo, $6.5 million at Bolanitos, and $9.6 million at Guanacevi, with all mines primarily focused on sustaining mine development and tailings dam expansions. An additional $0.6 million was spent on corporate infrastructure and land acquisition agreements.

Conference Call

A conference call to discuss the results will be held today, Friday, March 4 at 10:00am PST (1:00pm EST). To participate in the conference call, please dial the following:

Toll-free in Canada and the US: 1-800-319-4610

Local Vancouver: 604-638-5340

Outside of Canada and the US: 1-604-638-5340

No pass-code is necessary to participate in the conference call.

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or 1-604-638-9010 outside of Canada and the US. The required pass-code is 4890#. The replay will also be available on the Company's website at www.edrsilver.com.

All shareholders can receive a hard copy of the Company's complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Meghan Brown, Director Investor Relations at 604-640-4804 or toll free at 1-877-685-9775.

About Endeavour - Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, the company has grown its mining operations to produce 11.4 million ounces of silver and equivalents in 2015. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (symbol EDR) and on the NYSE (symbol EXK).

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2016 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

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Three Months Ended December 31                    Year Ended December 31
                              2015 Highlights
                           %                                             %
    2015        2014    Change                    2015        2014    Change
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                                 Production
----------------------------------------------------------------------------
                                Silver ounces
  1,732,765   2,009,172  (14%)     produced     7,178,666   7,212,074  (0%)
                                 Gold ounces
   15,433      15,127     2%       produced      59,990      62,895    (5%)
                               Payable silver
  1,686,330   1,950,037  (14%) ounces produced  6,991,639   6,996,916  (0%)
                                Payable gold
   15,073      14,557     4%   ounces produced   58,585      60,518    (3%)
                                   Silver
                                  equivalent
                                    ounces
  2,813,075   3,068,062  (8%)    produced(1)   11,377,966  11,614,724  (2%)
                               Cash costs per
                                    silver
    9.76        8.33      17%    ounce(2)(3)      8.39        8.31      1%
                              Total production
                                  costs per
    16.11       14.36     12%    ounce(2)(4)      14.11       16.37    (14%)
                                   All -in
                                  sustaining
                                  costs per
    17.33       15.37     13%    ounce(2)(5)      15.62       16.79    (7%)
   408,092     374,212    9%  Processed tonnes  1,565,507   1,404,406   11%
                                   Direct
                                  production
                                  costs per
    80.39       89.63    (10%)   tonne(2)(6)      80.14       96.11    (17%)
                                 Silver co-
                                 product cash
    11.41       10.76     6%      costs (7)       10.87       11.76    (8%)
                               Gold co-product
     845         788      7%    cash costs (7)     791         798     (1%)
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                                 Financial
----------------------------------------------------------------------------
                                 Revenue ($
    42.7        48.6     (12%)    millions)       183.6       196.9    (7%)
                                Silver ounces
  1,682,572   2,000,253  (16%)       sold       7,301,698   6,539,686   12%
   15,255      13,635     12% Gold ounces sold   59,450      58,323     2%
                               Realized silver
    14.93       16.23    (8%)  price per ounce    15.79       18.76    (16%)
                                Realized gold
    1,105       1,189    (7%)  price per ounce    1,148       1,273    (10%)
                                Net earnings
                                  (loss) ($
   (136.2)     (66.9)   (104%)    millions)      (149.9)     (74.5)   (101%)
                                Adjusted net
                               earnings (loss)
                                    (8) ($
    (2.2)      (11.0)     80%     millions)      (11.2)      (17.2)     35%
                               Mine operating
                               earnings (loss)
    (1.3)        2.3    (155%)   ($ millions)     16.7        14.4      17%
                               Mine operating
                               cash flow(9) ($
     9.7        13.9     (30%)    millions)       57.7        70.5     (18%)
                               Operating cash
                                 flow before
                               working capital
     5.7        (5.3)    207%    changes (10)     35.2        29.3      20%
                               Earnings before
     5.5         7.7     (29%)    ITDA (11)       34.1        42.6     (20%)
                               Working capital
    17.2        21.2     (19%)   ($ millions)     17.2        21.2     (19%)
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                                Shareholders
----------------------------------------------------------------------------
                               Earnings (loss)
                                 per share -
   (1.33)      (0.67)    (99%)      basic        (1.47)      (0.74)    (99%)
                                  Adjusted
                               earnings (loss)
                                 per share -
   (0.02)      (0.11)     80%     basic (8)      (0.11)      (0.17)     36%
                               Operating cash
                                 flow before
                               working capital
                                 changes per
    0.06       (0.05)   (207%)    share (10)      0.35        0.29      20%
                              Weighted average
                                    shares
 102,054,670 101,881,133  0%     outstanding   101,996,503 101,314,393  1%
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The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company's operations. The related definitions and reconciliations are contained in the Management Discussion and Analysis.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

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                                                        Years Ended
                                                 December 31,   December 31
                                                     2015          2014
----------------------------------------------------------------------------

Operating activities
Net earnings (loss) for the year                 $  (149,941) $    (74,533)
  Items not affecting cash:
  Share-based compensation                             2,885          3,600
  Impairment of non-current assets                   134,000         83,000
  Depreciation and depletion                          40,599         54,659
  Deferred income tax expense (recovery)               1,174        (42,827)
  Unrealized foreign exchange loss (gain)                309            (72)
  Mark-to-market loss (gain) on derivative
   liability                                               -          1,434
  Mark-to-market loss (gain) on contingent
   liability                                               -            (99)
  Finance costs                                        1,193          1,240
  Allowance for IVA receivable                             -          1,002
  Write down of available-for-sale financial
   assets                                              4,785              -
  Write down of inventory to net realizable
   value                                                 234          1,255
  Write off of exploration property                        -            631
Net changes in non-cash working capital               (2,591)        9,473
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Cash from operating activities                        32,647         38,763
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Investing activites
  Property, plant and equipment expenditures         (35,662)      (41,748)
  Investment in long term deposits                         -            (82)
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Cash used in investing activities                    (35,662)      (41,830)
----------------------------------------------------------------------------

Financing activities
  Proceeds from revolving credit facility                  -          2,000
  Repayment of revolving credit facility              (7,000)       (6,000)
  Repayment of obligation under finance lease           (425)            -
  Interest paid                                         (928)         (981)
  Public equity offerings                              1,146              -
  Exercise of options and warrants                         -          4,447
  Share issuance costs                                  (101)          (10)
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Cash used in financing activites                      (7,308)         (544)
----------------------------------------------------------------------------

Effect of exchange rate change on cash and cash
 equivalents                                            (309)         (348)
----------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents     (10,323)       (3,611)
Cash and cash equivalents, beginning of year          31,045         35,004
----------------------------------------------------------------------------
Cash and cash equivalents, end of year           $    20,413   $     31,045
----------------------------------------------------------------------------

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(expressed in thousands of US dollars, except for shares and per share amounts)

----------------------------------------------------------------------------
                                                        Years Ended
                                                 December 31,  December 31,
                                                     2015          2014
----------------------------------------------------------------------------

Revenue                                          $   183,556   $    196,928
Cost of sales:
    Direct production costs                          124,840        125,309
    Royalties                                          1,032          1,146
    Share-based compensation                             432            537
    Depreciation and depletion                        40,278         54,312
    Write down of inventory to net realizable
     value                                               234          1,255
    ------------------------------------------------------------------------
                                                     166,816        182,559
Mine operating earnings                               16,740         14,369
Expenses:
    Exploration                                        6,327         12,548
    General and administrative                         7,721          9,692
    Impairment of non-current assets                 134,000         83,000
    Write off of exploration properties                    -            631
    ------------------------------------------------------------------------
                                                     148,048        105,871
Operating earnings (loss)                           (131,308)      (91,502)
Mark-to-market loss/(gain) on derivative
 liabilities                                               -          1,434
Mark-to-market loss/(gain) on contingent
 liability                                                 -            (99)
Finance costs                                          1,368          1,382
Other income (expense):
    Write down of available-for-sale financial
     assets                                           (4,785)            -
    Foreign exchange                                  (5,006)       (1,709)
    Investment and other                                 553           (546)
    ------------------------------------------------------------------------
                                                      (9,238)       (2,255)
Earnings (loss) before income taxes                 (141,914)      (96,474)
Income tax expense (recovery):
    Current income tax expense                         6,853         20,886
    Deferred income tax expense (recovery)             1,174        (42,827)
    ------------------------------------------------------------------------
                                                       8,027        (21,941)
----------------------------------------------------------------------------
Net earnings (loss) for the year                    (149,941)      (74,533)
----------------------------------------------------------------------------
Other comprehensive income (loss), net of tax:
    Unrealized gain (loss) on available-for-sale
     financial assets                                   (145)         (677)
    Available-for-sale financial assets
     reclassified to net loss                          4,785              -
    ------------------------------------------------------------------------
Total other comprehensive income (loss) for the
 year                                                  4,640           (677)
----------------------------------------------------------------------------
Comprehensive income (loss) for the year         $  (145,301) $    (75,210)
----------------------------------------------------------------------------

Basic and diluted earnings (loss) per share
 based on net earnings                           $     (1.47) $      (0.74)
----------------------------------------------------------------------------
Basic and diluted weighted average number of
 shares outstanding                               101,996,503   101,314,393
----------------------------------------------------------------------------

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

----------------------------------------------------------------------------

                                                 December 31,  December 31,
                                                     2015          2014
----------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents                      $    20,413   $     31,045
  Investments                                            614            786
  Accounts receivable                                 24,343         19,715
  Inventories                                         17,350         21,604
  Prepaid expenses                                     2,510          2,656
----------------------------------------------------------------------------
Total current assets                                  65,230         75,806
Non-current deposits                                     855          1,048
Deferred income tax asset                                223          6,253
Mineral properties, plant and equipment               47,925        182,730
----------------------------------------------------------------------------
Total assets                                     $   114,233   $    265,837
----------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable and accrued liabilities       $    18,949   $     17,408
  Finance lease obligation                             1,180              -
  Income taxes payable                                 5,844          8,181
  Revolving credit facility                           22,000         29,000
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Total current liabilities                             47,973         54,589

Provision for reclamation and rehabilitation           7,762          6,496
Deferred income tax liability                          7,623         12,479
----------------------------------------------------------------------------
Total liabilities                                     63,358         73,564
----------------------------------------------------------------------------

Shareholders' equity
Common shares, unlimited shares authorized, no
 par value, issued and outstanding 102,776,470
 shares (Dec 31, 2014 - 101,976,901 shares)          368,898        367,853
Contributed surplus                                    9,465          8,430
Accumulated comprehensive income (loss)                 (145)       (4,758)
Retained earnings (deficit)                         (327,343)     (179,252)
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Total shareholders' equity                            50,875        192,273
----------------------------------------------------------------------------
Total liabilities and shareholders' equity       $   114,233   $    265,837
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This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015 and the related notes contained therein.

Contact Information - For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com